SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F            Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2011, incorporated by reference herein:
Exhibit
99.1     Release dated September 14, 2011, entitled “DEALING IN SECURITIES BY A
           DIRECTOR”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: September 14, 2011 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")
DEALING IN SECURITIES BY A DIRECTOR
In compliance with Rule 3.63 of the JSE Limited Listings Requirements, the following information regarding a transaction by an a associate of a director in securities of DRDGOLD is disclosed:
Name of director:                                          Mr. James Turk
Name of company of which he is a director:    DRDGOLD
Name of associate:                                         Metalion Investments Limited (“Metalion”)
Relationship with director:                               Mr Turk is a beneficiary of the trust which controls
                                                                      Metalion
Date on which transaction was effected:         13 September 2011
Nature of transaction:                                     Purchase
Class of security:                                            Ordinary shares
Number of ordinary shares:                             200 000
Price per security:                                           R4.003 (VWAP); R4.04 (High); R3.98 (Low)
Total value of transaction:                                R804 732
Nature of director`s interest:                            Indirect beneficial
Confirmation of on-market or off-market:         on-market

Prior clearance to deal in the above securities was not obtained as the transaction was undertaken by an associate of Mr Turk’s. The above trade was completed outside of a closed period.

14 September 2011
Roodepoort

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